UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	________________________ OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden hours per response.........1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

          Commission File Number: 0-24556

(Exact name of registrant as specified in its charter) MKR HOLDINGS

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices) 1070 West 2300 South, Salt Lake City, Utah, 84119 Tel. (801) 972-2100

(Title of each class of securities covered by this Form) Common Stock, $0.01 par value

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) N/A

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	|__| |__| |__| |__|	Rule 12h-3(b)(1)(i) Rule 12h -3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	| X | |__| |__| |__| |__|

          Approximate number of holders of record as of the certification or notice date:   112

          Pursuant to the requirements of the Securities Exchange Act of 1934 MKR Holdings has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 10, 2002	By: /s/ Kevin Hardy Name: Kevin Hardy Title: President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.